UNITED STATES
SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported)**: February 13, 2008**

Fresh Harvest Products, Inc.

(Exact name of registrant as specified in its charter)

New Jersey	**000-24189**	**33-1130446**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

280 Madison Avenue, Suite 1005 **New York, NY**	**10016**
(Address of principal executive offices)	(Zip Code)

Registrants' telephone number: **(212) 889-5904**

N/A

(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act   (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.02   **Unregistered Sales of Equity Securities.**

Item 5.01   **Changes in Control of Registrant.**

On February 13, 2008, the Company issued 13,060,190 shares of its Common Stock to Illuminate, Inc. ("Illuminate"), a New Jersey corporation, in full satisfaction of a certain $400,000 loan issued on December 16, 2005 (with interest, a total of $432,000), extended under and pursuant to a certain Agreement and Plan of Acquisition of Merger ("Merger Agreement") entered into on December 16, 2005 by and among the Company (under its prior name, Serino 1, Corp.), its then sole shareholder (Illuminate, whose principal is Vincent Verdiramo)), the Company's predecessor (a New York corporation also known as Fresh Harvest Products, Inc., a New York company) and the predecessor's then principal shareholders. The Merger Agreement provides, as an alternative to payment of principal and interest to satisfy the loan, for the issuance to Illuminate of a sufficient number of shares to give it, in total, no more than 51% the Company's issued and outstanding shares of common stock upon the date of issuance, resulting effectively in a change of control of the Company. The aforementioned Merger Agreement is attached as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 27, 2006 and incorporated by reference herein.

The following table sets forth security ownership information as of the close of business on February 13, 2008:

Name and address Title of Class	Number of Shares of beneficial owner	Percent beneficially owned (1)	of class (2)
Shares of common stock	**Michael Jordan Friedman** (3)	5,720,307	17.09%
Shares of common stock	**Dominick Cingari** (3) (7)	2,600,000	7.77%
Shares of common stock	**Jay Odintz** (4)	400,000	1.20%
Shares of common stock	**Richard J. Verdiramo** (4) (5) 3163 Kennedy Boulevard Jersey City New Jersey 0730	-0-	0.00%
Shares of common stock	**Marcia Roberts** (6)	2,450,000	7.32%
Shares of common stock	**Illuminate, Inc.** (5) 3163 Kennedy Boulevard Jersey City New Jersey 0730	17,074,000	51.00%
Shares of common stock	**All officers and directors as a Group** (four) (8)	8,720,307	26.06%

(1) The listed beneficial owner has no right to acquire any shares within 60 days of the date of this Report from options, warrants, rights, conversion privileges or similar obligations.
(2) Based on 32,795,428 shares of common stock issued and outstanding as of the close of business on February 13, 2008.
(3) Officer and Director.
(4) Director only.

(5) Richard Verdiramo is the son of the principal shareholder of Illuminate, Inc., which is one of our principal shareholders. Richard Verdiramo denies any beneficial, dispositive, voting or equitable interest in the shares owned by Illuminate, Inc. We are involved with in a lawsuit with Illuminate, Inc.

(6)   Marcia Roberts is the mother of our president and chairman of the board, Michael Jordan Friedman. They each deny beneficial, dispositive, voting or equitable interest in each others' stock.

(7) These shares do not include 131,170 shares held by members of his family including 75,000 held by his father Salvatore J. Cingari, a member of our advisory board. Dominick Cingari denies any beneficial, dispositive, voting or equitable interest in the shares owned by his family members.

(8) Not included in this Group are the two administrative (non-executive) officers who together own an additional 350,000 shares of common stock and the five members of our advisory board who together own an additional 435,000 shares of common stock.

Item 8.01 Other Events.

A press release announcing the issuance of the aforementioned shares of common stock and its resultant change in control is attached hereto as Exhibits 99.1 and 99.2 and incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Number   Description

99.1   February 13, 2008 Press Release.
99.2   February 14, 2008 Press Release

SIGNATURES.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fresh Harvest Products, Inc.

By: /s/ Michael Jordan Friedman

Date: February 15, 2008

Michael Jordan Friedman
President, Chief Executive Officer and
Chairman of the Board of Directors

EXHIBIT 99.1   **February 13, 2008 Press Release**

Fresh Harvest Products, Inc. Fulfills Merger Agreement

Wednesday February 13, 5:30 pm ET

NEW YORK, Feb. 13 /PRNewswire-FirstCall/ -- Fresh Harvest Products, Inc. (OTC Bulletin Board: FRHV.OB - News) satisfied in full its loan obligations to Illuminati, Inc. in lieu of the cash payment of principal and interest by issuing common stock sufficient to enable Illuminati, Inc. to have a majority control of the corporation. Specifically, the Company issued to Illuminati 12,387,190 shares of restricted common stock today giving Illuminati 50.01% majority control of the outstanding shares of the Company's common stock. The loan was incurred in connection with the Company's 2005 merger whereby it become public, reporting company pursuant to the Securities Exchange Act of 1934, as amended.

By issuing the majority control of Fresh Harvest to Illuminati, Fresh Harvest is able to decrease its current liability's by $432,000 dollars, which is the amount the Fresh Harvest would have had to pay Illuminati to maintain control of Fresh Harvest.

Michael J. Friedman, Fresh Harvest's President and CEO said, "We feel that it is in the best interest of the Company and its shareholders to improve our balance sheet by eliminating this debt with issuance of shares. We thus substantially decreased our current liabilities and conserved the capital that would have otherwise been required to pay Illuminati."

About Fresh Harvest Products, Inc.

Fresh Harvest Products, Inc. sells, markets and distributes natural and organic food products and beverages. Under the Wings of Nature(TM) brand name, Fresh Harvest offers a line of organic snack products, which primarily include health bars, coffee bars, tortilla chips and salsa. In addition, Fresh Harvest provides a grocery product line which includes several varieties of whole bean and ground coffees, olive oil and beverages. The Company sells its products to natural food distributors and stores, specialty supermarkets and mass market retailers. Fresh Harvest Products, Inc. was founded in 2003 and is headquartered in New York City. Additional information is available at www.freshharvestproducts.com.

Safe Harbor Statement

Statements contained herein that are not based upon current or historical fact are forward-looking in nature. Such forward-looking statements reflect the Company's expectations about its future operating results, performance and opportunities that involve substantial risks and uncertainties. When used herein, the words "anticipate," "believe," "estimate," "plan," "intend" and "expect" and similar expressions, as they relate to Fresh Harvest Products, Inc., or its management, are intended to identify such forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the Company's actual results, performance, prospects, and opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, such factors, including risk factors, discussed in the Company's periodic reports and other filings made with the U.S. Securities and Exchange Commission, including its Annual Report for the year ending October 31, 2006 filed on Form 10KSB. Except as required by the Federal Securities law, the Company does not undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or for any other reason.

Source: Fresh Harvest Products, Inc.

EXHIBIT 99.2   **February 14, 2008 Press Release**

C O R R E C T I O N -- Fresh Harvest Products, Inc./
Thursday February 14, 6:02 pm ET

In the news release, Fresh Harvest Products, Inc. Fulfills Merger Agreement, issued yesterday, Feb. 13, by Fresh Harvest Products, Inc. over PR Newswire, we are advised by the company that the first paragraph, second sentence, should read "Specifically, the Company issued to Illuminati 13,060,190 shares of restricted common stock today giving Illuminati 51.00% majority control of the outstanding shares of the Company's common stock" rather than "Specifically, the Company issued to Illuminati 12,387,190 shares of restricted common stock today giving Illuminati 50.01% majority control of the outstanding shares of the Company's common stock" as originally issued inadvertently. Complete, corrected release follows:

Fresh Harvest Products, Inc. Fulfills Merger Agreement

NEW YORK, Feb. 13 /PRNewswire-FirstCall/ -- Fresh Harvest Products, Inc. (OTC Bulletin Board: FRHV.OB - News) satisfied in full its loan obligations to Illuminati, Inc. in lieu of the cash payment of principal and interest by issuing common stock sufficient to enable Illuminati, Inc. to have a majority control of the corporation. Specifically, the Company issued to Illuminati 13,060,190 shares of restricted common stock today giving Illuminati 51.00% majority control of the outstanding shares of the Company's common stock. The loan was incurred in connection with the Company's 2005 merger whereby it become public, reporting company pursuant to the Securities Exchange Act of 1934, as amended.

By issuing the majority control of Fresh Harvest to Illuminati, Fresh Harvest is able to decrease its current liability's by $432,000 dollars, which is the amount the Fresh Harvest would have had to pay Illuminati to maintain control of Fresh Harvest.

Michael J. Friedman, Fresh Harvest's President and CEO said, "We feel that it is in the best interest of the Company and its shareholders to improve our balance sheet by eliminating this debt with issuance of shares. We thus substantially decreased our current liabilities and conserved the capital that would have otherwise been required to pay Illuminati."

About Fresh Harvest Products, Inc.

Fresh Harvest Products, Inc. sells, markets and distributes natural and organic food products and beverages. Under the Wings of Nature(TM) brand name, Fresh Harvest offers a line of organic snack products, which primarily include health bars, coffee bars, tortilla chips and salsa. In addition, Fresh Harvest provides a grocery product line which includes several varieties of whole bean and ground coffees, olive oil and beverages. The Company sells its products to natural food distributors and stores, specialty supermarkets and mass market retailers. Fresh Harvest Products, Inc. was founded in 2003 and is headquartered in New York City. Additional information is available at www.freshharvestproducts.com.

Safe Harbor Statement

Statements contained herein that are not based upon current or historical fact are forward-looking in nature. Such forward-looking statements reflect the Company's expectations about its future operating results, performance and opportunities that involve substantial risks and uncertainties. When used herein, the words "anticipate," "believe," "estimate," "plan," "intend" and "expect" and similar expressions, as they relate to Fresh Harvest Products, Inc., or its management, are intended to identify such forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the Company's actual results, performance, prospects, and opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, such factors, including risk factors, discussed in the Company's periodic reports and other filings made with the U.S. Securities and Exchange Commission, including its Annual Report for the year ending October 31, 2006 filed on Form 10KSB. Except as required by the Federal Securities law, the Company does not undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or for any other reason.

Source: Fresh Harvest Products, Inc.